

July 7, 2015

<u>Via U.S. Mail</u>
Frank Blair
Chief Executive Officer
American Cordillera Mining Corporation
1314 S. Grand Blvd. Ste. 2-250
Spokane, WA 99202

> **Re:** **American Cordillera Mining Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2014**
> **Filed March 17, 2015**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended November 30, 2014 filed July 1, 2015**
> **File No. 000-50738**

Dear Mr. Blair:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended November 30, 2014</u>

<u>General</u>

1. We note your response to comment 1. Please tell us the specific date on which you intend to file the required Interactive Data related to your Form 10-K for the fiscal year ended November 30, 2014 and your Form 10-Q for the fiscal quarter ended February 28, 2015. Refer to Item 601 (b)(101) of Regulation S-K.

Item 2. Properties

Mineral Properties page 21

2.  We note your response to comment 4 and it appears that potential quantities of materials are still disclosed for your Golden Plum Claims. Please confirm that this disclosure will be removed in future filings.

   You may contact Blaise Rhodes at 202 551-3774 or Raj Rajan at 202 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202 551-3610 with any engineering questions.


                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining